FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of February 2009

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	Quarterly report for the three months ended December 31, 2008, filed on February 13, 2009 with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan. (English translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By: /s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: February 27, 2009

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese

government pursuant to the Financial Instruments and Exchange

Law of Japan

For the three months ended

December 31, 2008

Panasonic Corporation

Osaka, Japan

PANASONIC CORPORATION

AND SUBSIDIARIES

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group).To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

Note:	Certain information previously filed with the SEC in other reports, is not included in this English translation.

PANASONIC CORPORATION

AND SUBSIDIARIES

I	Corporate Information

(1)	Consolidated Financial Summary

	Yen (millions), except per share amounts
	Nine months ended December 31, 2008	Three months ended December 31, 2008	Year ended March 31, 2008

Net sales	6,223,651	1,879,940	9,068,928
Income (loss) before income taxes	144,156	(59,140)	434,993
Net income (loss)	65,376	(63,116)	281,877
Total stockholders’ equity	—	3,313,288	3,742,329
Total assets	—	6,590,944	7,443,614
Stockholders’ equity per share of common stock (yen)	—	1,600.10	1,781.11
Net income (loss) per share of common stock, basic (yen)	31.40	(30.48)	132.90
Net income per share of common stock, diluted (yen)	31.40	—	132.90
Stockholders’ equity / total assets (%)	—	50.3	50.3
Net cash provided by operating activities	123,902	—	466,058
Net cash used in investing activities	(355,551)	—	(61,371)
Net cash used in financing activities	(198,239)	—	(203,548)
Cash and cash equivalents at end of period	—	724,125	1,214,816
Total employees (persons)	—	307,444	305,828

Notes:	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

	2.	Victor Company of Japan, Ltd. and its subsidiaries became associated companies under the equity method from consolidated subsidiaries from August 2007.

	3.	Diluted net income per share for the three months ended December 31, 2008 has been omitted because the Company incurred net loss, and did not have potential common shares that were outstanding for the period.

PANASONIC CORPORATION

AND SUBSIDIARIES

(2)	Principal Businesses

The Panasonic Group is comprised primarily of the parent Panasonic Corporation and 528 consolidated subsidiaries in and outside of Japan, operating in close cooperation with each other. As a comprehensive electronics manufacturer, Panasonic is engaged in production, sales and service activities in a broad array of business areas.

As of October 1, 2008, the Company changed the name from “Matsushita Electric Industrial Co., Ltd.” to “Panasonic Corporation.” Along with the name change, Panasonic is working on unifying the corporate brands worldwide under the “Panasonic” name. Thus, the Company will strengthen the unity of all employees throughout the group and ultimately enhance the value of the “Panasonic” brand globally. And the Company will continue our tireless efforts to generate ideas that brighten the lives of people everywhere in order to contribute to a better future both for the Earth and for the further development of society.

The Company’s business segment classifications consist of five segments, namely, “Digital AVC Networks,”* “Home Appliances,” “PEW and PanaHome,” “Components and Devices,” and “Other.”

Panasonic is accelerating a phase change for further growth toward global excellence. From fiscal 2009 onward, with the aim of further clarifying its business fields for investors, Panasonic discloses three business fields of the group which consist of five business segments as follows:

“Digital AVC Networks Solution”:

“Digital AVC Networks” segment

“Solutions for the Environment and Comfortable Living”:

“Home Appliances” and “PEW and PanaHome” segments

“Devices and Industry Solution”:

“Components and Devices” and “Other” segments

For production, Panasonic adopts a management system that takes charge of each product in the Company or its affiliates. In recent years, the Company has been enhancing production capacity at its overseas affiliates, to further develop global business. Meanwhile, in Japan, Panasonic’s products are sold through sales channels at its domestic locations, each established according to products or customers. The Company also sells directly to large-scale consumers, such as the Government and corporations.

For export, sales are handled mainly through sales subsidiaries and agents located in respective countries.

Certain products produced at domestic affiliates are purchased by the Company and sold through the same sales channels as products produced by the Company itself. Additionally, products produced at overseas affiliates are sold mainly through sales subsidiaries in respective countries.

Meanwhile, most import operations are carried out internally, and the Company aims to expand them to promote international economic cooperation.

Certain PEW and PanaHome** products are sold on a proprietary basis at home and abroad.

*	The name of “AVC Networks” was changed to “Digital AVC Networks” from fiscal 2009.

**	From October 1, 2008, the name of Matsushita Electric Works, Ltd. (MEW) was changed to Panasonic Electric Works Co., Ltd. (PEW).

PANASONIC CORPORATION

AND SUBSIDIARIES

The main products and main group companies for each business segment as of December 31, 2008 are as follows:

Digital AVC Networks

Video and Audio Equipment

Plasma and LCD TVs, DVD recorders/players, camcorders, digital cameras, compact disc (CD), Mini Disc (MD) and Secure Digital (SD) players, other personal and home audio equipment, SD Memory Cards and other recordable media, optical pickup and other electro-optic devices, etc.

Information and Communications Equipment

PCs, optical disc drives, copiers, printers, telephones, mobile phones, facsimile equipment, broadcast- and business-use AV equipment, communications network-related equipment, traffic-related systems, car AVC equipment, healthcare equipment, etc.

The main group companies for Digital AVC Networks are:

Panasonic Corporation*

Panasonic Mobile Communications Co., Ltd.

Panasonic Communications Co., Ltd.

Panasonic Shikoku Electronics Co., Ltd.

Panasonic Corporation of North America

Panasonic AVC Networks Czech, s.r.o.

Home Appliances

Refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, rice cookers, other cooking appliances, dish washer/dryers, electric fans, air purifiers, electric heating equipment, electric hot water supply equipment, sanitary equipment, electric lamps, ventilation and air-conditioning equipment, car air conditioners, compressors, vending machines, etc.

The main group companies for Home Appliances are:

Panasonic Corporation*

Panasonic Ecology Systems Co., Ltd.*

Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd.

Panasonic Refrigeration Devices Singapore Pte. Ltd.

PANASONIC CORPORATION

AND SUBSIDIARIES

PEW and PanaHome

Lighting fixtures, wiring devices, personal-care products, health enhancing products, water-related products, modular kitchen systems, interior furnishing materials, exterior finishing materials, electronic and plastic materials, automation controls, detached housing, rental apartment housing, medical and nursing care facilities, home remodeling, residential real estate, etc.

The main group companies for PEW and PanaHome are:

Panasonic Electric Works Co., Ltd.*

PanaHome Corporation

Components and Devices

Semiconductors, general components (capacitors, tuners, circuit boards, power supplies, circuit components, electromechanical components, speakers, etc.), electric motors, batteries, etc.

The main group companies for Components and Devices are:

Panasonic Corporation*

Panasonic Electronic Devices Co., Ltd.

Panasonic Electronic Devices Corporation of America

Panasonic Electronic Devices Malaysia Sdn. Bhd.

Other

Electronic-components-mounting machines, industrial robots, welding equipment, bicycles, imported materials and components, etc.

The main group companies for Other are:

Panasonic Corporation*

Panasonic Factory Solutions Co., Ltd.

Panasonic Welding Systems Co., Ltd.*

Panasonic Factory Solutions Singapore Pte. Ltd.

Panasonic Welding Systems (Tangshan) Co., Ltd.

Notes:	1.	The Company absorbed Matsushita Battery Industrial Co., Ltd. on October 1, 2008.
	2.	The Companies with an asterisk (*) changed their names on October 1, 2008, shown as below.

Previous Name	Present Name
Matsushita Electric Industrial Co., Ltd.	Panasonic Corporation
Matsushita Ecology Systems Co., Ltd.	Panasonic Ecology Systems Co., Ltd.
Matsushita Electric Works, Ltd.	Panasonic Electric Works Co., Ltd.
Matsushita Welding Systems Co., Ltd.	Panasonic Welding Systems Co., Ltd.

PANASONIC CORPORATION

AND SUBSIDIARIES

(3)	Changes in Subsidiaries and Associated Companies

As of October 1, 2008, the Company changed its name from “Matsushita Electric Industrial Co., Ltd.” to “Panasonic Corporation.” Along with the name change, some of its subsidiaries and associated companies changed their names.

As of October 1, 2008, the Company absorbed its consolidated subsidiary, Matsushita Battery Industrial Co., Ltd.

Victor Company of Japan, Ltd. and Kenwood Corporation integrated management by establishing JVC KENWOOD Holdings, Inc. (JVC KENWOOD HD) as of October 1, 2008 through a share transfer. Accordingly, JVC KENWOOD HD and its subsidiaries became associated companies under the equity method from October 1, 2008. The Company has 27.5% of voting rights of JVC KENWOOD HD.

During the third quarter, the Company sold all capital holdings of Miyata Industry Co., Ltd., an associated company under the equity method.

(4)	Number of Employees (as of December 31, 2008)

1. Consolidated:	307,444 persons
2. Parent-alone:	46,676 persons

PANASONIC CORPORATION

AND SUBSIDIARIES

II	The Business

(1)	Operating Results

The current financial crisis originated in the United States has spread across the world and the Company’s outlook of the business environment has been extremely uncertain. The Company’s business conditions have worsened particularly since last October, due mainly to the rapid appreciation of the yen, sluggish consumer spending worldwide and ever-intensified price competition. Under these severe circumstances, aiming at getting out of this difficult situation and getting growth back on original track, Panasonic is implementing initiatives for achieving further progress and strengthening management structure.

Consolidated group sales for the third quarter amounted to 1,879.9 billion yen. Explaining the third quarter results, sales decreased in all business segments due mainly to a rapid deterioration of the world markets conditions.

Regarding earnings, operating profit* for the third quarter was 26.4 billion yen. This decrease was due mainly to the negative effects of sales declines caused by a sharp downturn of global economy, price declines and the appreciation of the yen. The Company’s comprehensive cost reduction activities including materials costs and fixed costs were not sufficient to offset these negative factors.

In other income (deductions), the Company incurred impairment losses of fixed assets. As a result of these and other factors, pre-tax income for this period turned to a loss of 59.1 billion yen.

Provision for income taxes amounted to 25.2 billion yen, due mainly to an increase in valuation allowance to deferred tax assets as a result of a deterioration of financial results in certain subsidiaries.

Minority interests (losses) were 25.6 billion yen, and equity in losses of associated companies was 4.4 billion yen.

As a result of all the factors stated, the Company recorded a net loss of 63.1 billion yen.

*	In order to be consistent with financial reporting practices generally accepted in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. Under U.S. generally accepted accounting principles, certain expenses such as impairment losses on long-lived assets and expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the consolidated statements of income.

PANASONIC CORPORATION

AND SUBSIDIARIES

(2)	Operating Results by Business Field and by Business Segment

Panasonic divides its businesses into five segments: Digital AVC Networks, Home Appliances, PEW and PanaHome, Components and Devices, and Other. “Digital AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “PEW and PanaHome” includes electrical supplies, home appliances, building materials and equipment, and housing business. “Components and Devices” includes general electronic components, semiconductors, electric motors and batteries. “Other” includes FA equipment and other industrial equipment.

Panasonic is accelerating a phase change for further growth toward global excellence. From fiscal 2009 onward, with the aim of further clarifying its business fields for investors, Panasonic discloses three business fields of the group which consist of five business segments as follows:

“Digital AVC Networks Solution”:

“Digital AVC Networks” segment

“Solutions for the Environment and Comfortable Living”:

“Home Appliances” and “PEW and PanaHome” segments

“Devices and Industry Solution”:

“Components and Devices” and “Other” segments

1. Digital AVC Networks Solution

Sales of Digital AVC Networks Solution for the third quarter amounted to 937.3 billion yen and business field profit was a loss of 4.9 billion yen. The breakdown is as follows:

a. Digital AVC Networks

Digital AVC Networks sales for the period amounted to 937.3 billion yen. Sales of video and audio equipment decreased, due mainly to sluggish sales in flat-panel TVs and digital cameras. Sales of information and communications equipment decreased, due mainly to sluggish sales in PCs and peripherals, and automotive electronics equipment. Segment loss amounted to 4.9 billion yen, due mainly to a sharp sales decrease, the appreciation of the yen and price declines centered on digital AV products.

2. Solutions for the Environment and Comfortable Living

Sales of Solutions for the Environment and Comfortable Living for the third quarter amounted to 724.8 billion yen and business field profit was 28.5 billion yen. The breakdown is as follows:

b. Home Appliances

Sales of Home Appliances for the period amounted to 292.0 billion yen. Sluggish sales of compressors, microwave ovens and electric lamps resulted in a decrease in overall sales. Segment profit amounted to 18.1 billion yen, as a result of the sales decrease, price declines and rising raw materials costs.

c. PEW and PanaHome

Sales of PEW and PanaHome for the period amounted to 432.8 billion yen. At PEW and its subsidiaries, overall sales decreased, due mainly to sluggish sales in home appliances business including health enhancing equipment. At PanaHome Corporation and its subsidiaries, steady demand for housing construction led to an increase in sales. Segment profit amounted to 10.4 billion yen, mainly as a result of the sales decrease and price declines.

PANASONIC CORPORATION

AND SUBSIDIARIES

3. Devices and Industry Solution

Sales of Devices and Industry Solution for the third quarter amounted to 500.7 billion yen and business field profit was 5.1 billion yen. The breakdown is as follows:

d. Components and Devices

Sales of Components and Devices for the period amounted to 278.3 billion yen. Sluggish sales of general electronic components and semiconductors resulted in a decrease in overall sales. Segment profit amounted to 5.0 billion yen, due mainly to the decrease in sales and price declines.

e. Other

Sales of Other for the period amounted to 222.4 billion yen, due mainly to a sales decline in factory automation equipment. Segment profit amounted to 0.1 billion yen, due mainly to the sales decrease and price declines.

Operating Results by Domestic and Overseas Company Location

The following information shows the geographical sales and profit by region for the third quarter.

Japan

Although sales gains were recorded in DVD recorders, air conditioners and refrigerators, sales of companies in Japan amounted to 1,478.5 billion yen. This was due mainly to a sales decrease in semiconductors and other devices. Profit in this region amounted to 11.2 billion yen, as a result of the decrease in sales and price declines.

Americas

Sales of companies in the Americas amounted to 250.2 billion yen. This was due mainly to a sharp sales decline of digital AV products. Loss in this region amounted to 6.7 billion yen, as a result of the decrease in sales, the appreciation of the yen and price declines.

Europe

Sales of companies in Europe amounted to 229.5 billion yen. This was due mainly to a sharp sales decline of digital AV products. Loss in this region amounted to 5.7 billion yen, as a result of the decrease in sales, the appreciation of the yen and price declines.

PANASONIC CORPORATION

AND SUBSIDIARIES

Asia and Others

Sales of companies in Asia and Others amounted to 532.5 billion yen. This was due mainly to a decrease in sales of digital AV products and white goods. Geographical profit amounted to 14.5 billion yen, as a result of the decrease in sales and price declines.

(3)	Consolidated Assets, Liabilities, Minority Interests and Stockholders’ Equity

The Company’s consolidated total assets as of December 31, 2008 decreased 708.5 billion yen to 6,590.9 billion yen, compared with 7,299.4 billion yen at the end of the second quarter of fiscal 2009.

With regard to assets, cash and cash equivalents decreased 249.0 billion yen. Trade accounts receivables decreased 161.5 billion yen caused by a sales decline, investments and advances decreased 149.2 billion yen as a result of a decline in stock prices, and tangible fixed assets decreased 126.6 billion yen due primarily to impairment losses.

With regard to liabilities, total liabilities resulted in 2,820.3 billion yen, a decrease of 288.4 billion yen from the end of the second quarter of fiscal 2009. This was due mainly to a sharp decline of trade accounts payables and accrued expenses.

Minority interests decreased 53.8 billion yen to 457.4 billion yen.

Stockholders’ equity decreased 366.2 billion yen from the previous quarter’s 3,679.5 billion yen, to 3,313.3 billion yen. This decrease was due primarily to a decrease of retained earnings by 109.8 billion yen, a decrease of cumulative translation adjustments by 175.0 billion yen as a result of a stronger yen, and unrealized holding losses of available-for-sale securities as a result of a stock price decline by 75.0 billion yen.

(4)	Cash Flows

Cash flows from operating activities

Net cash used in operating activities in the fiscal 2009 third quarter amounted to 12.4 billion yen. This was attributable mainly to net loss for this quarter and a decrease in trade accounts payables, although depreciation, impairment losses on long-lived assets and a decrease in trade accounts receivables were recorded.

PANASONIC CORPORATION

AND SUBSIDIARIES

Cash flows from investing activities

Net cash used in investing activities in the fiscal 2009 third quarter amounted to 85.6 billion yen. Although there were proceeds from disposition of investments and advances, and a decrease in time deposits, this result was due mainly to capital expenditures of 125.3 billion yen for tangible fixed assets, mainly consisting of manufacturing facilities for priority business areas such as plasma display panels (PDPs), liquid crystal display (LCD) panels and semiconductors.

Cash flows from financing activities

Net cash used in financing activities in the fiscal 2009 third quarter amounted to 81.2 billion yen. This was due mainly to the repayment of long-term debt and dividends paid.

With all these activities, cash and cash equivalents for the third quarter of fiscal 2009, with a negative effect of 69.8 billion yen for exchange rate changes, resulted in 724.1 billion yen.

(5)	Research and Development

Panasonic’s R&D expenditures for the third quarter of fiscal 2009 totaled 130.9 billion yen.

PANASONIC CORPORATION

AND SUBSIDIARIES

III	Property, Plant and Equipment

(1)	Capital Investment

During the third quarter ended December 31, 2008, the Company invested a total of 112,380 million yen in property, plant and equipment, with an emphasis on production facilities in such strategically important areas as PDPs, LCD panels and semiconductors. The breakdown of capital investment by business segment is as follows:

Business Segment	Yen (millions)
Digital AVC Networks	54,918
Home Appliances	10,497
PEW and PanaHome	9,236
Components and Devices	33,893
Other	1,064

Subtotal	109,608
Corporate	2,772

Total	112,380

Note: The above figures are calculated on an accrual basis.

(2)	Plan of the purchase and retirement of major property, plant and equipment

During the three months ended December 31, 2008, there were no major changes in purchase and retirement of major property, plant and equipment, and the Company did not decide any plan of purchase, expansion, refurbishment, retirement and disposal of major property, plant and equipment.

At the annual management policy meeting held in January 2009, the Company revised the total investment of the fifth domestic PDP plant from 280 billion yen to 210 billion yen and that of LCD panel plant in Himeji, Japan, from 300 billion yen to 235 billion yen, respectively.

PANASONIC CORPORATION

AND SUBSIDIARIES

IV	Shares and Shareholders

(1)	Shares of Common Stock Issued as of December 31, 2008: 2,453,053,497 shares

The common stock of the Company is listed on the Tokyo, Osaka and Nagoya stock exchanges in Japan. In the United States, the Company’s American Depositary Shares (ADSs) have been listed on the New York stock exchange.

Note: On February 1, the Company changed the number of shares constituting one trading unit from 1,000 shares to 100 shares.

(2)	Amount of Common Stock (Stated Capital) as of December 31, 2008: 258,740 million yen

(3)	Stock Price

The following table sets forth the monthly reported high and low market prices per share of the Company’s common stock on the Tokyo Stock Exchange for the nine months of fiscal 2009:

	Yen
	April	May	June	July	August	September	October	November	December
High	2,445	2,510	2,515	2,365	2,380	2,265	1,882	1,740	1,177
Low	2,000	2,260	2,270	2,115	2,195	1,774	1,248	1,131	1,000

CONTENTS

V	Financial Statements

Index of Consolidated Financial Statements of Panasonic Corporation and Subsidiaries:

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31 and March 31, 2008

	Yen (millions)
Assets	December 31, 2008	March 31, 2008
Current assets:
Cash and cash equivalents	724,125	1,214,816
Time deposits	75,159	70,108
Short-term investments (Note 3)	17,245	47,414
Trade receivables:
Notes	49,357	59,060
Accounts	855,669	1,046,991
Allowance for doubtful receivables	(19,885)	(20,868)

Net trade receivables	885,141	1,085,183

Inventories (Note 2)	927,092	864,264
Other current assets	560,287	517,409

Total current assets	3,189,049	3,799,194

Investments and advances (Note 3)	628,817	842,156

Property, plant and equipment (Note 5):
Land	301,525	308,365
Buildings	1,525,792	1,559,357
Machinery and equipment	2,436,902	2,592,229
Construction in progress	199,773	120,026

	4,463,992	4,579,977
Less accumulated depreciation	2,750,260	2,822,604

Net property, plant and equipment	1,713,732	1,757,373

Other assets:
Goodwill	425,437	429,902
Intangible assets (Note 5)	122,797	128,917
Other assets	511,112	486,072

Total other assets	1,059,346	1,044,891

	6,590,944	7,443,614

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31 and March 31, 2008

	Yen (millions)
Liabilities, Minority Interests and Stockholders’ Equity	December 31, 2008	March 31, 2008
Current liabilities:
Short-term borrowings, including current portion of long-term debt	125,199	156,260
Trade payables:
Notes	39,956	37,175
Accounts	719,228	903,379

Total trade payables	759,184	940,554

Accrued income taxes	18,779	58,943
Accrued payroll	93,575	134,255
Other accrued expenses	667,567	784,538
Deposits and advances from customers	83,697	78,494
Employees’ deposits	313	355
Other current liabilities	455,953	407,560

Total current liabilities	2,204,267	2,560,959

Noncurrent liabilities:
Long-term debt	254,936	232,346
Retirement and severance benefits	212,000	238,396
Other liabilities	149,084	154,964

Total noncurrent liabilities	616,020	625,706

Minority interests	457,369	514,620

Stockholders’ equity:
Common stock (Note 6)	258,740	258,740
Capital surplus	1,217,782	1,217,865
Legal reserve	92,318	90,129
Retained earnings	2,924,162	2,948,065
Accumulated other comprehensive income (loss):
Cumulative translation adjustments	(388,048)	(228,792)
Unrealized holding gains (losses) of available-for-sale securities (Note 3)	(54,804)	45,442
Unrealized gains (losses) of derivative instruments (Note 11)	(552)	4,326
Pension liability adjustments	(66,038)	5,127

Total accumulated other comprehensive income (loss)	(509,442)	(173,897)

Treasury stock, at cost (Note 6)	(670,272)	(598,573)

Total stockholders’ equity	3,313,288	3,742,329

Commitments and contingent liabilities (Note 12)

	6,590,944	7,443,614

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Income

Nine months and Three months ended December 31, 2008

	Yen (millions)
	Nine months ended December 31, 2008	Three months ended December 31, 2008
Revenues, costs and expenses:
Net sales	6,223,651	1,879,940
Cost of sales	4,468,001	1,369,297
Selling, general and administrative expenses	1,501,134	484,281
Interest income	20,684	5,939
Dividends received	10,847	4,616
Other income (Note 11)	42,424	19,078
Interest expense	(16,349)	(5,035)
Other deductions (Notes 5, 10 and 11)	(167,966)	(110,100)

Income (loss) before income taxes	144,156	(59,140)

Provision for income taxes	91,420	25,243

Income (loss) before minority interests and equity in gains (losses) of associated companies	52,736	(84,383)

Minority interests	(13,538)	(25,642)

Equity in gains (losses) of associated companies	(898)	(4,375)

Net income (loss) (Note 10)	65,376	(63,116)

	Yen
Net income (loss) per share of common stock (Note 9):
Basic	31.40	(30.48)
Diluted	31.40	—

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Nine months ended December 31, 2008

Yen (millions)
Nine months ended December 31, 2008
Cash flows from operating activities:
Net income	65,376
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	275,260
Net gain on sale of investments	(15,546)
Provision for doubtful receivables	5,704
Deferred income taxes	41,164
Write-down of investment securities (Note 10)	19,449
Impairment loss on long-lived assets (Note 5)	99,108
Minority interests	(13,538)
(Increase) decrease in trade receivables	117,157
(Increase) decrease in inventories	(138,064)
(Increase) decrease in other current assets	(19,308)
Increase (decrease) in trade payables	(96,059)
Increase (decrease) in accrued income taxes	(41,128)
Increase (decrease) in accrued expenses and other current liabilities	(105,864)
Increase (decrease) in retirement and severance benefits	(81,284)
Increase (decrease) in deposits and advances from customers	1,643
Other	9,832

Net cash provided by operating activities	123,902

Cash flows from investing activities:
Proceeds from disposition of investments and advances	105,671
Increase in investments and advances	(31,270)
Capital expenditures	(397,121)
Proceeds from disposals of property, plant and equipment	19,121
(Increase) decrease in time deposits	(26,018)
Other	(25,934)

Net cash used in investing activities	(355,551)

(Continued )

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Nine months ended December 31, 2008

Yen (millions)
Nine months ended December 31, 2008
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	2,311
Increase (decrease) in employees’ deposits	(39)
Proceeds from long-term debt	40,100
Repayments of long-term debt	(66,782)
Dividends paid	(83,364)
Dividends paid to minority interests	(18,683)
Repurchase of common stock	(72,351)
Sale of treasury stock	569

Net cash used in financing activities	(198,239)

Effect of exchange rate changes on cash and cash equivalents	(60,803)

Net increase (decrease) in cash and cash equivalents	(490,691)
Cash and cash equivalents at beginning of period	1,214,816

Cash and cash equivalents at end of period	724,125

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

From October 1, 2008, Matsushita Electric Industrial Co., Ltd. was changed to Panasonic Corporation. Panasonic Corporation (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business.

Sales by product category for the nine months ended December 31, 2008 were as follows: Digital AVC Networks—46%, (Video and audio equipment 23%, Information and communications equipment 23%), Home Appliances—15%, PEW and PanaHome*—20%, Components and Devices—12% and Other—7%. A sales breakdown by geographical market was as follows: Japan—50%, North and South America—14%, Europe—13%, and Asia and Others—23%.

Sales by product category for the three months ended December 31, 2008 were as follows: Digital AVC Networks—46%, (Video and audio equipment 25%, Information and communications equipment 21%), Home Appliances—15%, PEW and PanaHome*—20%, Components and Devices—12% and Other—7%. A sales breakdown by geographical market was as follows: Japan—54%, North and South America—14%, Europe—12%, and Asia and Others—20%.

The Company is not dependent on a single supplier, and has no significant difficulty in obtaining raw materials from suppliers.

*	PEW stands for Panasonic Electric Works Co., Ltd. and PanaHome stands for PanaHome Corporation. From October 1, 2008, the name of Matsushita Electric Works, Ltd. (MEW) was changed to Panasonic Electric Works Co., Ltd. (PEW).

(b)	Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect adjustments which are necessary to conform with U.S. generally accepted accounting principles.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” Investments in companies and joint ventures over which we have the ability to exercise significant influence (generally through an ownership interest of between 20% to 50%) are included in “Investments and advances” in the consolidated balance sheets. All significant intercompany balances and transactions have been eliminated in consolidation.

(d)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(e)	Adoption of New Accounting Pronouncements

In September 2006, FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Company applied SFAS No. 157 on April 1, 2008. In February 2008, FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157,” which partially delays the effective date of SFAS No. 157 by one year for certain nonfinancial assets and liabilities. The adoption of SFAS No. 157 is not expected to have a material effect on the Company’s consolidated financial statements and the Company has omitted the disclosures required by SFAS No. 157.

In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158’s provisions regarding the change in the measurement date of postretirement benefit plans require the fair value of plan assets and benefit obligations to be measured as of the date of the fiscal year-end consolidated balance sheet and the Company applied SFAS No. 158’s provisions on April 1, 2008. In conformity with the provisions, the Company and certain subsidiaries changed the measurement date to March 31 for those postretirement benefit plans with a December 31 measurement date. With the change in the measurement date, beginning balances of “Retained earnings” and “Accumulated other comprehensive income (loss)—Pension liability adjustments” at April 1, 2008 has been reduced by 3,727 million yen and 73,571 million yen, respectively.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Inventories

Inventories at December 31 and March 31, 2008 are summarized as follows:

	Yen (millions)
	December 31, 2008	March 31, 2008
Finished goods	534,445	499,316
Work in process	158,864	132,894
Raw materials	233,783	232,054

	927,092	864,264

(3)	Investments in Securities

In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” the Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, net unrealized holding gains (losses) of available-for-sale securities included in short-term investments, and investments and advances at December 31 and March 31, 2008 are as follows:

	Yen (millions)
	December 31, 2008
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Bonds	16,944	16,994	50
Other	251	251	—

	17,195	17,245	50

Noncurrent:
Equity securities	338,114	276,495	(61,619)
Bonds	19,158	19,595	437
Other	5,524	5,489	(35)

	362,796	301,579	(61,217)

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	March 31, 2008
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Bonds	47,012	47,164	152
Other	250	250	—

	47,262	47,414	152

Noncurrent:
Equity securities	333,057	441,839	108,782
Bonds	31,588	32,143	555
Other	5,603	5,510	(93)

	370,248	479,492	109,244

The carrying amounts of the Company’s cost method investments totaled 32,924 million yen and 29,837 million yen at December 31 and March 31, 2008, respectively.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Leases

The Company has operating leases for certain land, buildings, and machinery and equipment. Future minimum lease payments under operating leases at December 31, 2008 are as follows:

Yen (millions)
Due within 1 year	46,126
Due after 1 year within 2 years	68,800
Due after 2 years within 3 years	39,940
Due after 3 years within 4 years	14,544
Due after 4 years within 5 years	4,972
Thereafter	1,829

Total minimum lease payments	176,211

(5)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets will be sufficient to recover the remaining recorded asset values. Impairment losses are included in other deductions in the consolidated statements of income, and are not charged to segment profit.

The Company recognized impairment losses in the aggregate of 99,108 million yen of long-lived assets for the nine months ended December 31, 2008.

The Company recorded the impairment losses due to the closing of domestic manufacturing facilities for the three months ended June 30, 2008. As a result of the closing, certain buildings and land became unused and the Company recorded the impairment losses. The fair value of land was determined through an appraisal. The fair value of buildings was determined based on the discounted future cash flows expected to result from their eventual disposition.

The Company recorded the impairment losses of certain buildings due to the closing of domestic manufacturing facilities related to home appliance for the three months ended September 30, 2008. The Company decided to take down buildings used in the manufacturing facilities and to clear and sell land. The fair value of building was determined based on the discounted future cash flows.

Impairment losses of 91,227 million yen, 1,594 million yen, 3,141 million yen, 1,702 million yen and 1,444 million yen related to “Digital AVC Networks,” “Home Appliances,” “Components and Devices,” “Corporate and eliminations” and the remaining segments, respectively.

The Company recognized impairment losses in the aggregate of 94,555 million yen of long-lived assets for the three months ended December 31, 2008.

The Company recorded the impairment losses of certain buildings, machineries and intangible assets that is being amortized of domestic liquid crystal display panel manufacturing facilities for the three months ended December 31, 2008. As a result of substantial price decline due to significant market downturn, the Company estimated that the carrying amounts would not be recoverable through future cash flows. The fair value of buildings, machineries and intangible assets that is being amortized was determined through an appraisal and the discounted estimated cash flows expected to result from the use of the assets.

The Company recorded the impairment losses of certain buildings, land and other assets related to electric device manufacturing facility for the three months ended December 31, 2008. As a result of the factory closing, the Company estimated that the carrying amounts would not be recoverable through future cash flows expected to result from their eventual disposition. The fair value of buildings and land was determined through an appraisal.

Impairment losses of 90,629 million yen, 191 million yen, 3,141 million yen and 594 million yen related to “Digital AVC Networks,” “Home Appliances,” “Components and Devices” and the remaining segments, respectively.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6)	Number of common shares

Number of common shares authorized and issued and number of treasury common shares as of December 31 and March 31, 2008 are as follows:

	Number of shares
	December 31, 2008	March 31, 2008
Common stock
Authorized	4,950,000,000	4,950,000,000
Issued	2,453,053,497	2,453,053,497
Treasury stock	382,380,942	351,936,341

(7)	Cash Dividends

Cash dividends per share paid during the nine months and three months ended December 31, 2008 are as follows:

	Yen
	Nine months ended December 31, 2008	Three months ended December 31, 2008
Cash dividends paid per share	40.00	22.50

(8)	Net Assets per Share

Net assets per share as of December 31 and March 31, 2008 are as follows:

	Yen
	December 31, 2008	March 31, 2008
Net assets per share	1,600.10	1,781.11

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Net Income (loss) per Share

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computation for the nine months and three months ended December 31, 2008 are as follows:

	Yen (millions)
	Nine months ended December 31, 2008	Three months ended December 31, 2008
Net income (loss)	65,376	(63,116)

	Number of shares
	Nine months ended December 31, 2008	Three months ended December 31, 2008
Average common shares outstanding	2,081,891,996	2,070,776,256
Dilutive effect:
Stock options	722

Diluted common shares outstanding	2,081,892,718

	Yen
	Nine months ended December 31, 2008	Three months ended December 31, 2008
Net income (loss) per share:
Basic	31.40	(30.48)
Diluted	31.40	—

Diluted net income per share for the three months ended December 31, 2008 has been omitted because the Company incurred net loss and did not have potential common shares that were outstanding for the period.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10)	Supplementary Information to the Statements of Income

Included in other deductions for the nine months and three months ended December 31, 2008 are expenses of 2,493 million yen and 1,900 million yen associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries, respectively.

A write-down of 19,449 million yen and 1,701 million yen on investment securities is included in other deductions for the nine months and three months ended December 31, 2008, respectively.

Foreign exchange gains and losses included in other deductions for the nine months and three months ended December 31, 2008 are losses of 4,496 million yen and gains of 5,929 million yen, respectively.

Comprehensive income for the nine months and three months ended December 31, 2008 is a loss of 196,598 million yen and, a loss of 319,343 million yen, respectively. Comprehensive income for the nine months ended December 31, 2008 includes “Net income” in the amount of 65,376 million yen and decrease in “Accumulated other comprehensive income (loss)” excluding the beginning adjustment in the amount of 261,974 million yen. Comprehensive income for the three months ended December 31, 2008 includes “Net loss” in the amount of 63,116 million yen and decrease in “Accumulated other comprehensive income (loss)” in the amount of 256,227 million yen.

(11)	Derivatives and Hedging Activities

The Company operates internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates, interest rates and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company to hedge these risks are comprised principally of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for any purposes other than hedging.

Gains and losses related to derivative instruments are classified in other income (deductions) in the consolidated statements of income. The amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the nine months and three months ended December 31, 2008, respectively. Amounts included in accumulated other comprehensive income (loss) at December 31, 2008 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12)	Commitments and Contingent Liabilities

The Company provides guarantees to third parties mainly on bank loans provided to associated companies and customers. The guarantees are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. At December 31, 2008, the maximum amount of undiscounted payments the Company would have to make in the event of default is 17,420 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at December 31 and March 31, 2008 was insignificant.

In connection with the sale and lease back of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At December 31, 2008, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions are met is 33,452 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as guarantors under those guarantees at December 31 and March 31 was insignificant.

Contingent liabilities at December 31, 2008 for discounted export bills of exchange amounted to 20 million yen.

There are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

(13)	Segment Information

In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

Business segments correspond to categories of activity classified primarily by markets, products and brand names. “Digital AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “PEW and PanaHome” includes electrical supplies, electric products, building materials and equipment, and housing business. “Components and Devices” includes electronic components, semiconductors, electric motors and batteries. “Other” includes electronic-parts-mounting machines, industrial robots and industrial equipment. From April 1, 2008, the name of “AVC Networks” was changed to “Digital AVC Networks.” From October 1, 2008, the name of Matsushita Electric Works, Ltd. (MEW) was changed to Panasonic Electric Works Co., Ltd. (PEW).

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Information by segment for the nine months and three months ended December 31, 2008 is shown in the tables below:

By Business Segment:

	Yen (millions)
	Nine months ended December 31, 2008	Three months ended December 31, 2008
Sales:
Digital AVC Networks:
Customers	3,006,051	926,409
Intersegment	34,138	10,843

Total	3,040,189	937,252
Home Appliances:
Customers	811,547	235,877
Intersegment	166,002	56,160

Total	977,549	292,037
PEW and PanaHome:
Customers	1,324,516	420,720
Intersegment	36,899	12,032

Total	1,361,415	432,752
Components and Devices:
Customers	655,348	185,899
Intersegment	293,123	92,390

Total	948,471	278,289
Other:
Customers	426,189	111,035
Intersegment	394,851	111,370

Total	821,040	222,405
Eliminations	(925,013)	(282,795)

Consolidated total	6,223,651	1,879,940

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	Nine months ended December 31, 2008	Three months ended December 31, 2008
Segment profit:
Digital AVC Networks	97,939	(4,863)
Home Appliances	65,072	18,157
PEW and PanaHome	46,145	10,361
Components and Devices	53,958	4,983
Other	28,888	89
Corporate and eliminations	(37,486)	(2,365)

Consolidated total	254,516	26,362

Interest income	20,684	5,939
Dividends received	10,847	4,616
Other income	42,424	19,078
Interest expense	(16,349)	(5,035)
Other deductions	(167,966)	(110,100)

Income (loss) before income taxes	144,156	(59,140)

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

By Geographical Area:

Sales attributed to countries based upon the customer’s location are as follows:

	Yen (millions)
	Nine months ended December 31, 2008	Three months ended December 31, 2008
Sales:
Japan	3,134,067	1,023,420
North and South America	840,670	256,055
Europe	805,437	230,090
Asia and Others	1,443,477	370,375

Consolidated total	6,223,651	1,879,940

United States of America included in North and South America	718,537	220,826

There are no individually material countries of which sales should be separately disclosed in North and South America, Europe, and Asia and Others, except for the United States of America. Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer for the nine months and three months ended December 31, 2008.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following information shows sales and geographical profit which are attributed to geographic areas based on the country location of the Company or its subsidiaries for the nine months and three months ended December 31, 2008. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Financial Instruments and Exchange Law, which a Japanese public company is subject to:

	Yen (millions)
	Nine months ended December 31, 2008	Three months ended December 31, 2008
Sales:
Japan:
Customers	3,436,462	1,105,717
Intersegment	1,366,838	372,782

Total	4,803,300	1,478,499
North and South America:
Customers	798,976	245,690
Intersegment	15,824	4,557

Total	814,800	250,247
Europe:
Customers	780,490	222,362
Intersegment	33,038	7,136

Total	813,528	229,498
Asia and Others:
Customers	1,207,723	306,171
Intersegment	821,995	226,308

Total	2,029,718	532,479
Eliminations	(2,237,695)	(610,783)

Consolidated total	6,223,651	1,879,940

Geographical profit:
Japan	204,046	11,179
North and South America	4,750	(6,657)
Europe	(7,960)	(5,720)
Asia and Others	87,074	14,455
Corporate and eliminations	(33,394)	13,105

Consolidated total	254,516	26,362

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

By Business Field (Unreviewed):

In a new phase of further growth, the Company has been accelerating initiatives to achieve global excellence. From April 1, 2008, in order to further clarify its business fields for investors, the Company discloses three new business fields of the group which consist of five segments as follows:

Business fields	Business Segments
Digital AVC Networks Solution	Digital AVC Networks
Solutions for the Environment and Comfortable Living	Home Appliances, PEW and PanaHome
Devices and Industry Solution	Components and Devices, Other

	Yen (millions)
	Nine months ended December 31, 2008	Three months ended December 31, 2008
Sales:
Digital AVC Networks Solution:
Digital AVC Networks	3,040,189	937,252

Total	3,040,189	937,252
Solutions for the Environment and Comfortable Living:
Home Appliances	977,549	292,037
PEW and PanaHome	1,361,415	432,752

Total	2,338,964	724,789
Devices and Industry Solution:
Components and Devices	948,471	278,289
Other	821,040	222,405

Total	1,769,511	500,694
Eliminations	(925,013)	(282,795)

Consolidated total	6,223,651	1,879,940

Profit by business field:
Digital AVC Networks Solution:
Digital AVC Networks	97,939	(4,863)

Total	97,939	(4,863)
Solutions for the Environment and Comfortable Living:
Home Appliances	65,072	18,157
PEW and PanaHome	46,145	10,361

Total	111,217	28,518
Devices and Industry Solution:
Components and Devices	53,958	4,983
Other	28,888	89

Total	82,846	5,072
Corporate and eliminations	(37,486)	(2,365)

Consolidated total	254,516	26,362